# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Kyverna Therapeutics, Inc., CIK 0001994702
CUSIP: 501976104
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 5980 Horton St., Suite 550, Emeryville, California (CA), 94608
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-026552
Filed by CIK 0001972690

## Reporting persons
- Northpond Ventures III, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,805,426; sole dispositive power 0; shared dispositive power 2,805,426; aggregate amount beneficially owned 2,805,426 (4.9% of the class)
- Northpond Ventures III GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,805,426; sole dispositive power 0; shared dispositive power 2,805,426; aggregate amount beneficially owned 2,805,426 (4.9% of the class)
- Northpond Ventures, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 450,000; sole dispositive power 0; shared dispositive power 450,000; aggregate amount beneficially owned 450,000 (0.8% of the class)
- Northpond Ventures GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 450,000; sole dispositive power 0; shared dispositive power 450,000; aggregate amount beneficially owned 450,000 (0.8% of the class)
- NPV Listed, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 211,400; sole dispositive power 0; shared dispositive power 211,400; aggregate amount beneficially owned 211,400 (0.4% of the class)
- Northpond Ventures, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 211,400; sole dispositive power 0; shared dispositive power 211,400; aggregate amount beneficially owned 211,400 (0.4% of the class)
- Michael P. Rubin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,466,826; sole dispositive power 0; shared dispositive power 3,466,826; aggregate amount beneficially owned 3,466,826 (6.1% of the class)

## Item 1. Issuer
Name of issuer: Kyverna Therapeutics, Inc.
Address of issuer's principal executive offices: 5980 Horton St., Suite 550, Emeryville, CA, 94608.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Northpond Ventures III, LP ("Northpond Fund III")
Northpond Ventures III GP, LLC ("Northpond GP III LLC")
Northpond Ventures, LP ("Northpond Fund")
Northpond Ventures GP, LLC ("Northpond GP LLC")
NVP Listed, LLC ("NVL Listed")
Northpond Ventures, LLC ("Northpond Ventures")
Michael P. Rubin ("Rubin")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G/A.
Address of principal business office or, if none, residence:
The principal business office of each Reporting Person is:
7500 Old Georgetown Road, Suite 800
Bethesda, MD 20814
Citizenship:
Northpond Fund III Delaware
Northpond GP III LLC Delaware
Northpond Fund Delaware
Northpond GP LLC Delaware
NVP Listed Delaware
Northpond Ventures Delaware
Rubin United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of common stock of the Issuer beneficially owned by such Reporting Person as of December 31, 2025 and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities includes (i) 2,805,426 shares of common stock directly held by Northpond Fund III; (ii) 450,000 shares of common stock directly held by Northpond Fund; and (iii) 211,400 shares of common stock directly held by NVP Listed.

Northpond GP III LLC is the general partner of Northpond Fund III, Northpond GP LLC is the general partner of Northpond Fund and Northpond Ventures is the manager of NVP Listed. Rubin is the managing member of each of Northpond GP III LLC, Northpond GP LLC and Northpond Ventures and has voting and dispositive power over the securities held by each of Northpond Fund III, Northpond Fund and NVP Listed.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G/A sets forth the percentages of the shares of common stock of the Issuer beneficially owned by such Reporting Person as of December 31, 2025 and is incorporated by reference. The percentage set forth in each row 11 is based upon the sum of (i) 43,796,170 shares of common stock outstanding as of October 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 12, 2025 and 13,333,333 shares of common stock issued in the Issuer's public offering of equity securities that closed on December 18, 2025, as reported in the Issuer's prospectus supplement dated December 17, 2025 filed with the SEC on December 18, 2025.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G/A sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2025 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G/A sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2025 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G/A sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2025 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G/A sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2025 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Northpond Ventures III, LP: /s/ Patrick Smerkers, By Northpond Ventures III GP, LLC, its General Partner, By Patrick Smerkers, Authorized Signatory (02/17/2026)
- Northpond Ventures III GP, LLC: /s/ Patrick Smerkers, By Patrick Smerkers, Authorized Signatory (02/17/2026)
- Northpond Ventures, LP: /s/ Patrick Smerkers, By Northpond Ventures GP, LLC, its General Partner, By Patrick Smerkers, Authorized Signatory (02/17/2026)
- Northpond Ventures GP, LLC: /s/ Patrick Smerkers, By Patrick Smerkers, Authorized Signatory (02/17/2026)
- NPV Listed, LLC: /s/ Patrick Smerkers, By Northpond Ventures, LLC, its Manager, By Patrick Smerkers, Authorized Signatory (02/17/2026)
- Northpond Ventures, LLC: /s/ Patrick Smerkers, By Patrick Smerkers, CFO, Partner (02/17/2026)
- Michael P. Rubin: /s/ Michael P. Rubin, Michael P. Rubin (02/17/2026)